Via Overnight, Facsimile and EDGAR
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February 24, 2006

Linda Cvrkel
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE: RG AMERICA, INC. - RESPONSE TO SEC COMMENT LETTER DATED JANUARY 30, 2006, OCTOBER 13, 2005 AND AUGUST 18, 2005
         FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
         FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
         FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005
         FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2005
         FILE NO. 333-80429

Dear Ms. Cvrkel,

We are in receipt of your letter dated January 30, 2006 in relation to the above referenced item. We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. Please find below our response to the each of the comments.

STATEMENTS OF SHAREHOLDERS' EQUITY, PAGE 7
------------------------------------------

1.
--

We note your comment to our response to prior comment number three and respond as follows:


The value of the shares issued for conversion of notes payable that your comment relates to was based on the value of the debt converted. There was $590,396 of debt from the Company that was converted to into 1,109,308 shares of common stock. To value the debt based on any other value other than the cash consideration previously received ($590,396) would have resulted in the Company recognizing a gain or loss on converting notes payable to stock, which is not in accordance with US GAAP. However, our disclosure in our Form 10-KSB could have been more accurately stated as such:


"In 2004, we issued 1,109,308 shares of common stock for the conversion and settlement of notes payable to related and unrelated parties in the total amount of $590,396. The valuation of the shares was based on the amount of debt forgiven."


We will include the revised disclosure in the Company's 10-KSB for the year ended 2005 to be filed by March 31, 2006.

2.
--


We note your response to comment four and will comply in future filings as requested.


3.
--


We note your comment to our response to prior comment number three and respond as follows:


The value of the shares issued for conversion of accounts payable that your comment relates to was based on the value of the accounts payable converted. There was $406,833 of accounts payable from the Company that was converted into737,328 shares of common stock. To value the debt based on any other value other than the consideration previously received that produced the accounts payable ($406,833) would have resulted in the Company recognizing a gain or loss on converting accounts payable to stock, which is not in accordance with US GAAP. However, our disclosure in our 10-KSB could have been more accurately stated as such:


"In 2004, we issued 737,328 shares of common stock for the conversion and settlement of accounts payable to related and unrelated parties in the total amount of $406,833. The valuation of the shares was based on the amount of accounts payable forgiven."


We will include the revised disclosure in the Company's 10-K for the year ended 2005 to be filed by March 31, 2006.


NOTE 7, ACQUISITIONS, PAGE 17
-----------------------------


4.
--


We note your comment to our response to prior comment number eight and respond as follows:


The stock purchase and sale agreement, included as an exhibit to the 8-K filed on August 25, 2004, related to the purchase of PBS 2000 dated May 26, 2004. The Company's stock closed at $0.35 per share as of May 25, 2004 when all terms were finalized, and therefore we believe the stock was properly valued in accordance with paragraph 22 of SFAS No. 141 and EITF 99-12.


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

ISSUANCES OF COMMON STOCK, PAGE 22


5.
--


We note your comment to our response to prior comment number eleven and respond as follows:


The Company was negotiating with several parties to resolve outstanding obligations including notes payable, trade accounts payable, and property and equipment and services.


For all items that were not based upon either (1) recent sales of common stock or (2) current trading market price of our stock, we comment on them below:

For property and equipment, we issued 81,667 shares of our common stock for a total valuation of $29,000 or approximately $0.36 per share. In January 2004, we issued 15,000 shares of the 81,667 shares at $0.60 per share for the purchase of property and equipment, as we believed the FMV of that property and equipment was $9,000. We will revise future filings to ensure such items are properly disclosed.


6.
--

We will revise future filings as requested to ensure such items are properly disclosed.


FORM 10-QSB FOR THE QUARTER ENDED MARCH 31, 2005
------------------------------------------------

NOTE 5. IMPAIRMENT, PAGE 9
--------------------------

7.
--


We note your comment to our response to prior comment number seventeen and respond as follows:


Almost all merger agreements include representations and warranties of buyers / sellers related to their assertions during a merger transaction to be truthful and in good faith. These shares were only held in escrow to be returned to the Company if such assertions were later to be identified to be untrue or not in good faith (no future actions required for such shares to be earned by the sellers of PBS 2000), as a conservative business practice. The Company is currently pursuing all of its rights against the former owners of PBS 2000, for the return of the shares that were not held in escrow to the Company based on our belief that they violated certain representations and warranties. If such remaining shares are returned to the Company under court order in the future, then the Company would recognize a gain as well for the return of those shares as the net assets of the acquisition were written-off in the fourth quarter of 2004 under "impairment of goodwill" and "impairment of subsidiary". We believe this treatment is in accordance with FAS 141.


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

NOTE 6. DEBT
------------
CONVERTIBLE DEBENTURES
----------------------

8.
--

We note your comment related to our convertible dentures and respond as follows:

After reviewing SFAS No. 84, we concur with you that an expense should have been recorded related to the "sweetner" of approximately 222,222 and 37,514 shares of the Company's common stock for the conversion of the debentures and accrued interest, respectively, valued at $0.30 per share. This will result in an expense of approximately $78,000, which will be debited to expense and credited to stockholders' equity. We do not believe such expense is material in order to restate and amend the Company's Form 10-QSB for the quarter ended September 30, 2005, and will include such adjustment in our 2005 financial statements with proper disclosure in our Form 10-KSB to be filed by March 31, 2006.


NOTE 7, STOCKHOLDERS' DEFICIT, PAGE 11
--------------------------------------
STOCK OPTIONS
-------------

9.
--


We note your comment to our response to prior comment number twenty and respond as follows:


There are two issues in relation to our response. First, our common stock until late third quarter, after hurricane Katrina, was previously very thinly traded, as reflected by the total traded volume of 235,900 shares from January 1, 2005 through August 30, 2005, in relation to approximately 21 million shares issued and outstanding. As such, for issuance of stock options, we typically use our most recent private placements, if a private placement has been recently completed, to value such stock options, as we believe this is the best measure of value, or if a private placement has not recently been completed we use the stock price our shares have recently traded at.

Second, we have determined after further review and your comments/questions that our footnote related to stock options granted through September 30, 2005 could have been enhanced in relation to the valuation of any stock compensation expense and black-scholes disclosures of such options. Accordingly, our Form 10-KSB to be filed by March 31, 2006 related to such options will be changed as follows to properly describe how we valued such options:

"From January thru March 2005, 233,333 employee stock options were granted to three employees at a strike price of $0.30 per share and 833,334 stock options were granted to two consultants at a strike price of $0.50 per share. Based on recent private placements the Company had completed the Company valued such grants using a $0.60 common stock price, which resulted in approximately $70,000 of deferred compensation for the options granted to employees that will be recognized over the respective vesting period and approximately $309,000 of stock compensation expense for the options granted to the two consultants that was recognized in the statement of operation for the period ended March 31, 2005. In addition, in February 2005, 833,334 employee stock options were cancelled for two employees at a strike price of $0.30 per share.

In June 2005, 426,667 employee stock options were granted to three employees at a strike price of $0.30 per share. When the Company issued such options in June 2005 there had not been any recent common stock private placements, as such the Company valued such grants using a $0.23 common stock price based on the value the Company's common stock was trading at, which resulted in no deferred compensation. In addition, in June 2005, 416,664 employee stock options were cancelled that were issued to a former officer at a strike price of $0.30 per share.


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

In August 2005, 50,000 employee stock options were granted to one employee at a strike price of $0.30 per share. When the Company issued such options in August 2005 there had not been any recent common stock private placements, as such the Company valued such grants using a $0.25 common stock price based on the value the Company's common stock was trading at, which resulted in no deferred compensation."


RELATED PARTY TRANSACTIONS
--------------------------

10.
---

We note your comment related to our related party footnote and respond as follows:

The amounts that were forgiven were related to services provided during the same quarter such amounts were accumulated. As noted by the Company's strong growth in 2005, the Company negotiated with certain employees, directors and consultants that compensation based on commissions and other incentive factors should be adjusted with those individuals to properly reflect the Company's current and future business growth opportunities in line with reasonable incentive compensation based on anticipate efforts of such employees, directors and consultants to achieve such incentive goals. This renegotiation with these employees was completed in the second quarter of 2005, and made effective starting with the second quarter as of April 1, 2005, and as a result certain amounts were forgiven by these employees, directors and consultants that had been accumulated prior to the renegotiation but after the effective date of the agreements. As such, we believe the accounting treatment not to recorded compensation expense for these amounts is appropriate based on the factors described above.

NOTE 10. SUBSEQUENT EVENTS
--------------------------

11.
---

We note your comment related to our subsequent event footnote for the acquisition of Total Professional Restoration and respond as follows:

After further review of the purchase agreement and SFAS No. 141, we concur that the shares being granted that vest over a 5 year period are not purchase price consideration and should be properly accounted for as employee stock options in accordance with SFAS No. 123, and as amended by SFAS 123(R) commencing January 1, 2006, and compensation expense will be properly recorded in the fourth quarter of 2005 and going forward in accordance with such guidance. We will ensure all disclosures required by SFAS No. 141 are included in our 2005 financial statements for the year ended December 31, 2005 to be included in our Form 10-K to be filed by March 31, 2006.


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

12. AND 13.
-----------

We note your comment related to our subsequent event footnote for the acquisition of Total Professional Restoration and the warrants granted in relation to the convertible minimum borrowing and respond as follows:

As we are in the process of finalizing our 2005 annual financial statements to be audited and included in our Form 10-K to be filed by March 31, 2006, we are not in the position to provide the final resolution to your comments at this time, but will consider them in preparing our 2005 financial statements.


--------------------------------------------------------------------------------

We appreciate the opportunity to respond to the Commission's comments as related to our 10-KSB and 10-QSB filings as discussed above. We believe that the comments were informative and educational for meeting our disclosure requirements and will make every effort we can in the future to ensure that these requirements encompass the comments made. Additionally, we believe that no comment or our response above would provide a reader or investor with significantly better information to make a decision if the Form 10-KSB and 10-QSB were amended. We do believe that the comments and our responses above should be and will be incorporated into our future filings. We would appreciate receiving any follow-on comments you might have be provided as soon as available so that we can consider such comments in preparing our Form 10-KSB for the year ended December 31, 2005. Thank you for your consideration.

Sincerely,

s/s John E. Rea
-----------------------
John. E. Rea
Chief Executive Officer


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